Exhibit 5.14

[Greenberg Traurig Letterhead]

[          ], 2011

ClubCorp Club Operations, Inc.

3030 LBJ Freeway, Suite 600

Dallas, Texas 75234

Ladies and Gentlemen:

We have acted as special Virginia counsel to those entities listed on Schedule A attached hereto and made a part hereof (each, a “Guarantor”, and collectively, the “Guarantors”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) being filed by ClubCorp Club Operations, Inc., a Delaware corporation (the “Company”), the Guarantors and the other registrant guarantors named therein with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Company of up to $415,000,000 aggregate principal amount of 10% Senior Notes due 2018 (the “Exchange Notes”) and the issuance by the Guarantors and the other guarantors of guarantees (the “Guarantees”) with respect to the Exchange Notes.  The Exchange Notes will be issued under, and the Guarantees are issued as provided in, an Indenture dated as of November 30, 2010 (the “Indenture”), among the Company, the guarantors named therein (including the Guarantors) and Wilmington Trust FSB, as trustee (the “Trustee”).  The Company will offer the Exchange Notes and the Guarantees in exchange for up to $415,000,000 aggregate principal amount of its outstanding 10% Senior Notes due 2018 and the related guarantees.

We have examined the Registration Statement and the Indenture, which Indenture has been filed with the Commission as an exhibit to the Registration Statement.  We have also reviewed the organizational documents of each Guarantor listed on Schedule A (the “Organizational Documents”) and certain resolutions and consents provided to us by the Guarantors, and all other documents we believe are necessary to render our opinions.  As to questions of fact material to our opinions, we have relied upon and assumed the correctness of certificates by public officials and resolutions, certificates and statements by representatives of the Guarantors and the factual representations and warranties set forth in the documents listed in the first paragraph of this Letter (collectively, the “Transaction Documents”), all without investigation.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.  We have assumed that the Exchange Notes and the Indenture are the Company’s valid and legally binding obligations and that the Indenture is the valid and legally binding obligation of the Company, the guarantors named therein (excluding the Guarantors) and the Trustee.

References in this opinion letter to the “State” means the Commonwealth of Virginia.  We express no opinion with respect to any law other than the law of the State.

All statements made “to our knowledge” are made solely to the current actual knowledge of the attorneys of this firm who are directly involved with this project, and without any inquiry or investigation.

Based on the foregoing, and subject to the qualifications, assumptions and exceptions herein contained, and the laws of the State currently in effect, we are of the opinion that:

1.                                       Each of the Guarantors is a corporation validly existing and in good standing under the laws of the State.

2.                                       Each Guarantor has the corporate power and authority to execute and deliver the Indenture and to perform its obligations thereunder.

3.                                       Each of the Guarantors has duly authorized, executed and delivered the Indenture.

4.                                       Each Guarantor’s Guarantee has been duly authorized by such Guarantor, and duly executed and issued by such Guarantor’s execution of the Indenture.

5.                                       The execution and delivery by each Guarantor of the Indenture does not (a) conflict with or violate any provision of such Guarantor’s Organizational Documents, (b) conflict with or violate any State law, rule, or regulation applicable to such Guarantor, or (c) conflict with any order identified to us by any Guarantor to be presently in effect and binding on any of the Guarantors and issued by any State court or State governmental agency or body and binding on such Guarantor.

The opinions set forth in this letter are further subject to the following assumptions, qualifications and limitations:

(i)                                     Our opinions in paragraph 1 above are based on good standing certificates of the Guarantors issued by the State and all other documents we believe are necessary to render such opinions.

(ii)                                  This opinion letter is not

to be construed as a guaranty.

(iii)                               This opinion letter is limited to the matters expressly set forth herein, and no opinion is to be implied or may be inferred beyond the matters expressly so stated.  We have assumed compliance with and give no opinion as to federal securities laws.

(iv)                              We have been retained to act as special Virginia counsel to the Guarantors in connection with the Loan.  We are not general counsel to the Guarantors and are not generally informed as to their business affairs.

The foregoing opinions may be relied upon by your counsel, Simpson Thacher & Bartlett LLP, in connection with the filing of the Registration Statement.  We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very Truly Yours,

Greenberg Traurig, LLP

SCHEDULE A

Guarantors

Guarantors	Organizational Documents
GREENBRIER COUNTRY CLUB, INC., a Virginia corporation	Amended and Restated Articles of Incorporation accepted for filing with the State Corporation Commission of Virginia on November 16, 2010 Amended and Restated By-laws
TOWER CITY CLUB OF VIRGINIA, INC., a Virginia corporation	Amended and Restated Articles of Incorporation accepted for filing with the State Corporation Commission of Virginia on November 16, 2010 Amended and Restated Bylaws
TOWN POINT CLUB, INC., a Virginia corporation	Amended and Restated Articles of Incorporation accepted for filing with the State Corporation Commission of Virginia on November 16, 2010 Amended and Restated By-laws
RIVER CREEK COUNTRY CLUB, INC., a Virginia corporation	Amended and Restated Articles of Incorporation accepted for filing with the State Corporation Commission of Virginia on November 16, 2010 Amended and Restated By-laws
STONEHENGE CLUB, INC., a Virginia corporation	Amended and Restated Articles of Incorporation accepted for filing with the State Corporation Commission of Virginia on November 16, 2010 Amended and Restated By-laws
OPERATIONS COMPANY FOR HOMESTEAD, INC., a Virginia corporation	Amended and Restated Articles of Incorporation accepted for filing with the State Corporation Commission of Virginia on November 16, 2010 Amended and Restated By-laws